November 4, 2024

David Weinstein
Chief Executive Officer
Renovaro Inc.
2080 Century Park East, Suite 906
Los Angeles, CA 90067

       Re: Renovaro Inc.
           Registration Statement on Form S-3
           Filed October 30, 2024
           File No. 333-282898
Dear David Weinstein:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tamika Sheppard at 202-551-8346 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Erin Fogarty